

 WE NEED YOUR SUPPORT!

LET'S BRING BINTIMANI TO PROVIDENCE

EVICTED FROM BOSTON DURING THE PANDEMIC, THE JOSIAH-FAEDUWOR FAMILY'S WEST AFRICAN KITCHEN HOPES TO REPLANT ITS ROOTS IN PROVIDENCE.

Aiyah Josiah-Faeduwor came to Providence in 2009 to attend Brown University, now while at MIT pursuing a Master in City Planning & MBA dual degree, this setback turned comeback has provided an opportunity for he and his family to (re)join the Providence ecosystem this summer as a Main Street Business downtown.









IT'S GOING TO TAKE A VILLAGE



Support in any way helps!

 **https://wefunder.com/bintimani**
A crowd sourced community investment platform to support the business' launch.



 gofundme.com/f/Bintimani
Support the family's transition from Boston to Providence.



 Sharing this flyer, and/or the links via your social and community networks.







A universal truth is that food is the cornerstone of community.

We are the Josiah-Faeduwor family, and our West African cuisine restaurant Bintimani is seeking to make Providence our new home! Evicted from Boston during the pandemic, this community has already warmly welcomed and embraced us, and thus it's West African custom to thank you the best way we know how; by providing this community with a life altering, mouth watering, soul nourishing culinary experience!

However, in order to fully deliver, we have a $250k fundraising goal we must meet, and are asking for your support in the following ways:

- Share our story, our business plan, and/or our campaign graphics on your social media accounts, to your networks, friends and family and any chance you get!

- Contribute to our GoFundMe and/or WeFunder campaigns!

- Sign up for our Bintimani Newsletter to get updates on our progress and our imminent late summer opening!



Hey Dean Schmittlein! Hope all is well with you!

I'm reaching out as my family and I are trying to push to meet our $50k minimum WeFunder goal to bring our West African cuisine, family-owned restaurant, Bintimani, to Providence, RI!

Totally understand if/that times are particularly precarious right now, so no stress if the most you can do is uplift our story, place a catering order, or even just buy a sticker -- any and all support is greatly appreciated!

Gratefully,

Aiyah



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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